July 22, 2016

VIA EDGAR

To:    Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Ethan Horowitz, Accounting Branch Chief
Office of Natural Resources

From:    Parker Drilling Company
Christopher T. Weber, Senior Vice President and Chief Financial Officer
Date:    July 22, 2016
Re:    Parker Drilling Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 25, 2015
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-07573

Ladies and Gentlemen:
This letter is submitted by Parker Drilling Company (the “Company” or “we”) in response to our July 6, 2016 phone conversation with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Company’s Form 10-K for the fiscal year ended December 31, 2014 filed with the Commission on February 25, 2015 (the “2014 Form 10-K”), the Company’s Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on February 25, 2016 (the “2015 Form 10-K”) and the Company’s Supplemental Response dated May 13, 2016.
Background:
During the Company’s recent discussion with the Staff, there was focus on the aggregation of our Arctic operating segment with our Latin America and Eastern Hemisphere Drilling operating segments into our International & Alaska reportable segment. The purpose of the correspondence is to provide the additional information specifically requested by the Staff in the phone conversation, to summarize key points of clarification provided on the phone call and to provide an overall summary of the key points of understanding in consideration of the relevant authoritative literature in relation to the discussion of the International & Alaska reportable segment.
In determining that these three operating segments should be aggregated into one reportable segment, we applied the aggregation criteria stated in ASC 280-10-50-11 (a)-(e).
To understand the basis for aggregation, it is important to understand the operations of our Arctic operating segment. The Arctic operating segment consists of two Company-

owned rigs that operate for one customer on the North Slope of Alaska, one Company-owned rig and four Customer-owned rigs that all operate for one customer on Sakhalin Island, Russia, and one recently awarded Customer-owned rig that operates for one customer in Atlantic Canada (the same customer as in Sakhalin Island). The Alaska operations are more akin to our internationally located rigs as further described below.
Discussion:
We considered the following in our conclusion that the Arctic, Latin America, and Eastern Hemisphere Drilling operating segments should be aggregated:
Economic Characteristics
In previously provided responses, we communicated that dayrates and operating margin percentages (“margin”) for the three operating segments that are aggregated into the International & Alaska reportable segment have median ranges of $30,000-$40,000 and 20%-30%, respectively. As requested by the Staff, the Company is supplementally and on a confidential basis providing the Staff with the by-rig financial information that supports the previously provided document titled “Question 4 – International & Alaska Financial Information” with our letter dated February 26, 2016. We are providing the Staff with data for the five most recent fiscal years, as this data is most relevant to our segment conclusions. We acknowledge there have been some non-substantive changes to the data previously presented that do not have an impact on our conclusions. This supplemental information is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with such Rule, the Company hereby requests such materials be destroyed promptly following completion of the Staff’s review thereof. By separate letter, the Company has requested confidential treatment of the supplemental information pursuant to the provisions of 17 C.F.R. §200.83. See Exhibit A – International & Alaska Segment Financial Information.
It is important to understand what causes the higher costs, and related dayrates for our rigs working on the North Slope of Alaska and our Sakhalin Island operations. Our rigs on the North Slope of Alaska are customized, modular rigs that were build-to-suit specifically for our customer and are relatively new (construction was completed in 2012-2013). The higher cost structure is largely driven by the high value of the assets (since they are newly constructed), specific customer requirements, and harsh operating environment. Examples include higher ad-valorem taxes and insurance, higher crew compliment (number of people) which drives higher labor costs, and higher rig transportation costs associated with the remote, harsh environment. We recently evaluated putting one of our Alaska rigs to work for a different customer on the North Slope in the event the rig was released by our current customer. Without having to carry the costs related to our current customer’s requirements, we believe we would be able to lower our daily operating costs by approximately 15%.
While our Alaska operations are currently limited to the North Slope, we have evaluated drilling opportunities in the Cook Inlet of Alaska. The Cook Inlet is in the southern region of Alaska and typically requires less capable rigs as the environment, while still harsh, is less extreme and remote. As a result, the cost structure and dayrates of opportunities we have investigated would be more in line with the median dayrate range of our International & Alaska reporting segment.

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Our Sakhalin Island operating costs reflect both the remote, harsh operating environment as well as the large scope of our customer’s operation there. Our customer has operated on Sakhalin for many years and has built a large drilling and support organization. We are responsible for the drilling operation of all the customer-owned rigs on Sakhalin and the management of this large operation requires a high number of Company personnel to satisfy their requirements, which includes rig operations and maintenance, camp management, pipe and inventory management, purchasing, logistics support, and third party management. In contrast, we were recently awarded a new O&M contract to operate a Customer-owned rig in Atlantic Canada, which will also be part of the Arctic operating segment. In this new contract, we will be responsible for the operation of one customer owned rig, which is only a portion of the customer’s total operation in the area. As a result, we will require fewer Company personnel to manage our portion of the operation which will result in a lower operating cost and associated dayrate. The dayrate on this new contract will be more in line with the level we earn on our Abu Dhabi O&M contract, which is in the Eastern Hemisphere operating segment.
Additionally, as stated in our previous response, other factors that demonstrate similar economic characteristics across our global drilling operations are:

•	Sustaining capital requirements of our all drilling rigs is generally consistent. On average we typically spend between $0.65 million and $1.0 million in sustaining capital per active rig per year.

•	Compensation and billing models are similar.

•	Other key performance indicators such as: utilization, downtime, total recordable injury rate (TRIR), return on capital employed (ROCE), are similar.
We also believe that it is important to note that macroeconomic factors similarly impact each of our operating segments. In response to the current oil & gas industry downturn, we have given price concessions and placed many of our rigs on stand-by at the request of our customers in virtually all of the countries that we operate in within the International & Alaska reporting segment.
Qualitative Factors
Equally important in the assessment of aggregation is the qualitative factors set forth in ASC 280-10-50-11 (a)-(e). We have assessed these factors and documented our conclusions below; however, it is also important to understand how these qualitative factors can be impacted by the environments in which our rigs operate. While we do not believe that seasonal weather or harsh terrain are characteristics that by themselves should drive the determination of aggregation, we do believe it is useful to understand the impact of these factors on our operations. As stated in our 2015 Form 10-K, we have extensive experience and expertise in drilling geologically difficult wells and in managing the logistical and technological challenges of operating in remote, harsh and ecologically sensitive areas. Across all of our International & Alaska operating segments, our operations can be impacted by weather/seasonality, terrain, access to resources (i.e. labor, catering, and transportation), remoteness of location, and/or security concerns.
Harsh weather conditions are not limited to our operations in Alaska and Sakhalin Island. Our drilling operations in Kazakhstan and Kurdistan are also exposed to harsh winter weather conditions and our rigs there also require winterization in order to protect rig crews

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and rig equipment from freezing temperatures and ice. The mobilization of rigs throughout these countries can also be impacted by seasonal weather. Rig moves can be delayed and transport of people, materials and supplies to and from the rigs often require special equipment to navigate frozen terrain and waterways. In addition to harsh winter weather conditions, are operations in Kurdistan can also be exposed to extreme heat as temperatures in the summer can reach 120 degrees Fahrenheit.
In addition to climate, the terrain and geology in which our international rigs operate can be challenging in many locations. For example, we have conducted rig operations in in the mountainous terrain of Kurdistan, making mobilization and access to the rigs challenging. Movement of a rig up the mountains of Kurdistan requires cutting roads into the side of rock and navigating steep grades. Transport of goods and supplies necessary to operate the rig can require specialized trucks and trailers. Additionally, our rig in Papa New Guinea is a Heli-hoist rig, a helicopter-transportable rig used to access well sites in remote jungle locations inaccessible by roads.
On Sakhalin Island, we are conducting complex Extended Reach Drilling (ERD) operations in which we reach offshore hydrocarbons by drilling laterally from a land drilling rig onshore. In this operation, we have set multiple ERD world records, our most recent reaching an offshore payzone nearly eight miles from shore. Similarly, we conduct ERD operations in Abu Dhabi from land rigs located on man-made islands in the Persian Gulf.
In addition to weather, terrain and geologic challenges, we also face security and geo-political challenges across our International & Alaska reporting segment.  Examples include:

•	Increased security requirements in Kurdistan due to the ISIS campaign

•	Increased security requirements in Mexico due to frequent civil unrest that can result in blocked access to our rigs and drilling delays

•	Sectorial sanctions in Russia have increased our import and export compliance requirements related to our movement of people, equipment and supplies to our Sakhalin Island operations
Our strategy with regard to our drilling business is to build scale in our International & Alaska operations, focusing on core markets including Caspian/Middle East, Latin America, and the Arctic. We have in the past, and will continue in the future, to looks for opportunistic acquisitions to expand and support our current operating segments.
With regard to the specific qualitative factors set forth in ASC 280-10-50-11 (a)-(e), our comments provided in our previous responses are still accurate and supportive of our conclusion to aggregate the Arctic, Latin America, and Eastern Hemisphere drilling operations. To further support our position and in response to the recent discussion with the Staff, we provide the following additional commentary:
The nature of the products and services
The end use of our services is the same regardless of where our operation is located- we provide our customers with drilling services, either using Company-owned or customer-owned rigs. As noted above, our operations in each of the three operating segments included in the International & Alaska segment, encounter geologically difficult wells and face logistical, technological, and security challenges of operating in remote, harsh and ecologically sensitive areas. Our International &

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Alaska rigs are typically high horsepower, ranging from 2000hp to 3000hp and capable of drilling complex wells in remote, harsh environments. Given the typical well complexity we encounter, the time duration to drill a well is typically longer – taking from 60 to 90 days up to one year.
Given our wide geographic dispersion, our operating segments have been organized to allow for effective management oversight over the operations vs expertise around our respective services or unique operating conditions. In conjunction with the current contraction of our business in Latin America, we consolidated the Arctic and Latin America operating segments under one business unit vice president. We are able to do this because the operations of these two operating segments are fundamentally the same. However, in accordance with ASC 280-10-50-8 while the business unit vice president is now the segment manager for more than one operating segment he is still separately evaluated and held responsible for the results of the Latin American and Artic operating segments, and the financial information for these two operating segments continue to be reported separately to the CODM.
Additionally, we previously stated that our drilling rigs are mobile assets. For example, land rig 270 moved from the southern U.S. to Sakhalin Island, Russia (where it currently operates) in 2013. Prior to this move, because if its similarity (e.g., capability, cost structure) to rigs in our other international locations, the rig was bid for opportunities in Latin America. In addition, in the recent past we evaluated opportunities to move land rigs from Latin America to Alaska, from Russia to Alaska, from Latin America to the Middle East and from the Tunisia to Latin America.    Our crews are also mobile and able to be moved throughout our International & Alaska operating segments due to the fact that the services provided and equipment used is not fundamentally different.
The nature of the production processes
As noted in our previous responses, Company-owned and customer owned rigs are used by the customer for the drilling of oil and gas wells. Drilling operations, regardless of who owns the rig, are performed with Company’s crews that are trained in and utilize the Company’s integrated management system, maintenance procedures and safety protocols. Additionally, the same Company operations leadership manages drilling services provided on Company-owned rigs and customer-owned rigs. Company crews can also be inter-changed between operations on Company- and customer-owned rigs.
The type or class of customer for their products and services
The environments that we work in do not have a meaningful impact on the types or class of customers that we serve. Our customers are typically major, independent or national oil and natural gas companies or integrated service providers. In each of the three operating segments aggregated into the International & Alaska reportable segment, we are, or have recently worked for major oil and gas companies such as BP, Exxon, Schlumberger, Total, and Ecopetrol, among others. The economics of our operations across operating segments can be similarly impacted by our customer’s reactions to market events; for example, seeking dayrate reductions during an economic downturn. Regardless of what market our customer is operating in, they

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use similar criteria when selecting a contract drilling company to provide drilling services (e.g., safety record, drilling rig capability / age, drilling efficiency / uptime, technical experience, and price). The cost structure of our operations are impacted, to a certain degree, by customer specific requirements. These requirements are generally specific to the customer’s drilling program, processes, internal standards, etc. and not necessarily driven by the geographic environment of the operation.
The methods used to distribute their products or provide their services
As discussed in our previous response, our operating segments operate under similar contractual terms that are based on either a specified period of time or the time required to drill a specified number of wells. Each has similar purchasing and marketing practices. As such, the methods used to distribute services are similar for each rig. Due to the challenging environments and well complexity we encounter across the International & Alaska reporting segment, the duration of our drilling contracts are typically longer term – ranging from one to three years, and up to five years.
If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities
Given that all of our operations are within the oil & gas industry the regulatory environment in which our operating segments operate does not differ. While specific permitting requirements, laws, or import/export requirements may vary from region to region, the nature of the regulations is the same – that being, to impose certain requirements on the oil and gas industry.
Conclusion:
The overall objective of ASC 280 is to “require[s] disclosures about segments of a public entity and related information…to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements do all of the following:

a)	Better understand the public entity's performance

b)	Better assess its prospects for future net cash flows

c)	Make more informed judgments about the public entity as a whole”.
In a recent non-deal road show in which our CEO participated, feedback from investors included that our new external reporting segments are “simplifying the Parker story” and make it easier to understand our business. We have received similar feedback during other investor meetings. We believe that this is an indication that investors are better able to understand our performance and Company as a whole.
Additionally, as noted above, our operations in the Arctic operating segment consist only of two customers. We believe that providing segment disclosure requirements at this level does not assist users of our financial information to better understand our company’s performance nor make informed judgements about our company as a whole. If one of these customer contracts were to terminate, we would be providing disclosures at an individual contract/customer basis which we believe is inconsistent with the objectives of the standard.

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In summary, we believe that aggregation of our Arctic operating segment with our other international operating segments meets the objectives and principals of ASC 280-10-50-11 as the operating segments have similar economic characteristics, and are similar in all of the factors described by ASC 280-10-50-11 paragraphs (a)-(e). We believe that providing disaggregated information not add significantly to a financial statement user’s understanding of our business.

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* * * * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to the foregoing response or require further information, please contact the undersigned at (281) 406-2000.

Very truly yours,

PARKER DRILLING COMPANY

By:    /s/ Christopher T. Weber
Christopher T. Weber
Senior Vice President and Chief Financial Officer

cc:    Wei Lu, Securities and Exchange Commission

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